Filed Pursuant to Rule 424(b)(3)

File No. 333-240039

FLAT ROCK CORE INCOME FUND

SUPPLEMENT NO. 3, DATED OCTOBER 28, 2021

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED APRIL 30, 2021

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated April 30, 2021, relating to the Fund’s offering of up to $100,000,000 in Common Shares of Beneficial Interest (“Shares”). Terms used and not otherwise defined in this Supplement No. 3 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce the following:

•	an amendment to the trust agreement allowing for the issuance of preferred stock and the completion of a preferred stock offering to a single institutional investor;
•	an update to the Fund Expenses table found on page 10 of the Fund’s prospectus; and
•	the upsizing of the Fund’s existing credit facility.

PREFERRED STOCK OFFERING

Effective September 30, 2021, the Fund amended its Amended and Restated Agreement and Declaration of Trust to establish a series of preferred stock, the 4.00% Series A Cumulative Preferred Shares, par value $0.001 per share (the “Series A Preferred Stock”) and to authorize the issuance of up to 1,000 shares of Series A Preferred Stock.

On September 30, 2021, the Fund completed a private offering of shares of its Series A Preferred Stock, pursuant to which the Fund sold 1 share of Series A Preferred Stock to a single institutional investor at an offering price of $9,800,000 per share, totaling $9,800,000 in total proceeds.

In connection with the issuance and sale of the Series A Preferred Stock, the risk factor below is added to page 28 of the Prospectus following “Valuation Risk”:

“Risks Related to Issuance of Preferred Stock: Preferred stock, which is another form of leverage, has the same risks to our common shareholders as borrowings because the dividends on any preferred stock we issue may be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common shareholders, and preferred shareholders are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.”

FUND EXPENSES

The following table replaces in its entirety the Fund Expenses table included in Supplement No. 1 to the Fund’s prospectus.

Shareholder Transaction Expenses	Percentage of Offering Price
Maximum Sales Load	None
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase	None

Percentage of Net Assets Attributable to Shares of Beneficial Interest
Annual Fund Operating Expenses
Management Fees(1)	2.4%
Incentive Fees(2)	1.1%
Interest Payments on Borrowed Funds(3)	2.0%
Other Expenses(4)	2.1%
Acquired Fund Fees and Expenses(5)	0.5%
Total Annual Expenses	8.0%

(1)	The management fee paid to the Adviser is calculated and payable monthly in arrears at the annual rate of 1.375% of the Fund’s average daily total assets during such period.
(2)	The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 1.50% per quarter, or an annualized hurdle rate of 6.00%, subject to a “catch-up” feature.
(3)	These expenses represent estimated interest payments the Fund expects to incur in connection with its expected borrowing during the current fiscal year. Additionally, the interest rate used is based on an estimate of applicable market rates and is subject to change.
(4)	The purpose of the table above is to assist you in understanding the various costs and expenses you will bear directly or indirectly as an Investor in the Fund. The “Other Expenses” shown above are estimated based on average net assets of the Fund for the current fiscal year.
(5)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the acquired fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the acquired funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. Therefore, amounts may not agree with the Fund’s financial highlights.

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment. The example assumes annual expenses attributable to shares remain unchanged from the levels described in the Fund Expenses Table above and assumes shares earn a 5% annual return.

1 Year	3 Years	5 Years	10 Years
$80	$233	$377	$701

The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

UPSIZING OF CREDIT FACILITY

On October 12, 2021, the Fund upsized its existing credit facility with Cadence Bank, N.A. from $35,000,000 to $45,000,000, with Georgia Banking Company committing the additional $15,000,000, and replacing Mitsubishi HC Capital America, Inc. as a lender to the credit facility. The credit facility has a four-year term beginning October 12, 2021, and will revolve for three years before moving into a one-year amortization period.